Mail Stop 6010


      August 10, 2005



Mr. Olli Vaartimo
Executive Vice President and Chief Financial Officer
Metso Corporation
P.O. Box 1220
FIN-00101
Helsinki, Finland

      RE: 	Metso Corporation
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 001-14400

Dear Mr. Vaartimo,

      We have reviewed your response letter dated August 5, 2005 and have the following additional comments. We have limited our review of your filing to those issues addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended December 31, 2004

Note 30 - Differences between Generally Accepted Accounting
Principles in Finland and the United States, page F-48

1. Please refer to comment 3 in our letter dated June 30, 2005. We have reviewed your proposed disclosure to be included in your amended
2004 Form 20-F and have the following comments. Please revise to present a summary table in your footnote disclosure showing the impact of each adjustment in total and by fiscal year to which it relates. The table should include a reconciliation that reconciles your net income, shareholder equity and related per share amounts for all period presented in accordance with U.S. GAAP. This restated amount should agree to the total restatement as presented. Also, please do not present "as restated" amounts for the individual impact of the restatements that do not agree to the "total" restated amounts on the U.S. GAAP financial statements.

Other

2. We note the extraordinary income and expenses recorded in 2000 and
2001 under Finnish GAAP. To help us better understand better understand the trends in your operating results:
* Please separately describe to us the transactions that resulted in these amounts being recorded,
* Describe clearly any differences between the accounting and reporting of these transactions under Finnish GAAP and US GAAP and quantify any adjustments you recorded as part of the Finnish GAAP to
U.S. GAAP reconciliation, and
* In particular, please clearly describe the "accounting adjustments" in Metso Automation`s US operations included in the caption.

	As appropriate, please amend your December 31, 2004 Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.


      								  Sincerely,


								  Angela Crane
								  Branch Chief
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Mr. Olli Vaartimo
Metso Corporation
August 10, 2005
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